Exhibit 12
AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	2012	2011	2010	2009	2008
Loss:
Loss before income taxes and cumulative effect of accounting change	$(2,445)	$(1,979)	$(506)	$(1,752)	$(2,118)
Add: Total fixed charges (per below)	1,579	1,899	1,804	1,662	1,678
Less: Interest capitalized	50	40	31	42	33
Total earnings (loss) before income taxes	$(916)	$(120)	$1,267	$(132)	$(473)
Fixed charges:
Interest	$626	$780	$775	$689	$703
Portion of rental expense representative of the interest factor	898	1,049	958	877	847
Amortization of debt expense	55	70	71	96	128
Total fixed charges	$1,579	$1,899	$1,804	$1,662	$1,678
Ratio of earnings to fixed charges	—	—	—	—	—
Coverage deficiency	$2,495	$2,019	537	$1,794	$2,151